T 604.682.3701	Suite 400, 455 Granville Street
F 604.682.3600	Vancouver, BC V6C 1T1	www.levon.com

November 3, 2009	TSX-V Trading symbol: LVN
Berlin & Frankfurt: LO9

LEVON’S DRILLING AT CORDERO PROJECT, MEXICO RETURNS
152 METRES GRADING 80.6 g/T SILVER, 0.61 g/T GOLD, 1.41% ZINC AND 1.22 % LEAD, INCLUDING 72M OF 150.16 g/T SILVER, 1.06 g/T GOLD, 2.48% ZINC, 2.27% LEAD
IN DIATREME BRECCIA

Levon Resources Ltd. (“Levon”) (TSXV Symbol LVN.V) is pleased to report initial drilling results from the recently completed diamond drill program for bulk tonnage, Penasquito type targets at the Cordero silver, gold, zinc, lead, porphyry district located 35 kilometres northeast of Hidalgo Del Parral, Chihuahua, Mexico.

This  program included  drilling  8 angle core holes, totaling 2,840  metres  of HQ core (Table 1).

The eight holes were designed to test five, first priority, bulk tonnage targets in three of four mineralized intrusive centers of the Cordero Porphyry Belt.

The Cordero Porphyry Belt measures 6 km on NE strike and is about 3 km wide.  A drill hole location map can be viewed at Levon’s website (www.levon.com).  The targets are widely spaced across the Cordero District and include:

1)	Pozo de Plata Diatreme Dike Complex at the present SW end of the Belt (Hole C09-1, C09-2, C09-4, C09-5)
2)	The down dip projection of outcropping bonanza Ag veins (Au, Zn, Pb) in the Cordero Volcanic Dome Complex immediately to the NE (C09-3)
3)	Porphyry targets Cordero Dome Complex (C09-8)
4)	La Ceniza Limestone-Roofed Stock The down dip projections of outcropping bonanza veins and associated replacement deposits immediately NE.

The targets are defined on the basis of detailed geologic mapping, the district scale soils grid, rock chip samples, and chargeability anomalies from a 3D induced polarization survey completed in July, 2009 (www.levon.com).

Drill hole locations are listed in Table 1.

HoleID	Xm	Ym	Zm	Length_m	HoleType	Depth	Azimuth	Dip
C09-1	442301	3013697	1575	166.9	HQ Core	0	0	-60
C09-2	442335	3013749	1566	300.2	HQ Core	0	10	-60
C09-3	443200	3015180	1591	500.5	HQ Core	0	200	-60
C09-4	442800	3013969	1596	490.05	HQ Core	0	317	-60
C09-5	442650	3014083	1570	367	HQ Core	0	0	-60
C09-6	444372	3015082	1580	241.5	HQ Core	0	315	-50
C09-7	444738	3015641	1567	319.55	HQ Core	0	310	-50
C09-8	443804	3014530	1585	453.75	HQ Core	0	201.6	-55.7
TOTAL - Phase 1 Drilling				2839.45	HQ Core

Table 1.  Phase I drill hole locations (coordinates in CONUS Nad 27,  UTM Zone 13)

The drilling program was completed by HD Drilling of Mazatlan, Mexico.

Drill assay results received to date include complete assays from holes C09-1, 2, 4 and 5 (Pozo de Plata) and the top of hole C09-3 (Cordero Volcanic Dome Complex), as summarized in Table 2 below.  In Table 2 Sample lengths reported are core intervals and true widths are not known.

Hole	Zone	From (m)	To (m)	Length (m)	Ag (g/T)	Au (g/T)	Zn (%)	Pb (%)
C09-1	Pozo de Plata	0	70	70	29.14	0.08	0.25	0.15
C09-2	Pozo de Plata	6	88	82	31.74	0.27	0.15	0.23
C09-3	Cordero Dome	72	92	20	88.34	0.14	1.90	1.69
C09-3	Cordero Dome	184	192	8	25.38	0.56	1.45	0.31
C09-4	Pozo de Plata	122	130	8	32.50	0.21	0.62	0.34
C09-5	Pozo de Plata	92	244	152	80.64	0.61	1.41	1.22
C09-5(incl.)	Pozo de Plata	130	202	72	150.16	1.06	2.48	2.27

Table 2.  Summary of Phase I drill assay results received to 2 November 09, Cordero Project, Chihuahua, Mexico.

Final results for the remainder of hole C09-3 and holes C09-6, 7 and 8 will be released as soon as results have been received.

The Pozo de Plata Diatreme Breccia, Dike Complex was recognized and has extended the Cordero Porphyry Belt about 2 km to the southwest in March, 2009.  Follow up geologic mapping, soils sampling, rock chip sampling and two rounds of trenching established wide intervals of mineralized diatreme breccia and rhyolite dikes on surface as reported in previous news releases (www.levon.com).

The Diatreme Complex is for the most part covered by thin soil and colluvium, and initial drilling explored eastern outcrops of the Complex near the discovery outcrop which were used to follow up on some of the trench results.

Holes C09-1 and C09-2 were drilled  beneath the silver showing in the water well  and the discovery trench respectively.  The holes returned elevated metal values over significant widths (Table 1).

Holes C09-4 and C09-5 were drilled beneath Trench 2.  Hole C09-5 was the first test of an IP chargeability anomaly beneath the trenches.  Hole C09-5 cut strongly mineralized diatreme breccia and rhyolite and dacite breccia dikes, through an  interval that returned 152 metres grading 80.64 g/T Ag, .61 g/T Au, 1.41 % Zinc and 1.22% lead.

Hole C09-5 mineralization consists of medium to coarse grained sphalerite often intergrown with galena, pyrite and very fine grained tetrahedrite? (petrographic polished sections pending) in the breccia matrix and as clasts within the diatreme breccia and as finely disseminated grains and sparse, stockwork veins within and near the breccia dikes.  The diatreme breccia is a poorly sorted, matrix supported rock, containing polylithic clasts of intrusive, volcanic and sedimentary rocks, set in a rock flour matrix.  The diatreme breccia is entirely gradational with the breccia dikes, which are distinguished by their intrusive and milled intrusive matrix with matching intrusive clasts.  It is potentially important from an exploration view, that within the diatreme breccia at least two well mineralized clasts of diorite were found.  The mineralized diorite is interpreted as evidence of a mineralized, more mafic  intrusive within (beneath?) the Diatreme Complex.   The hole ended in non brecciated  limestone country rocks.

Hole C09-3 cut the northeast margin of the main Cordero Volcanic Dome Complex about 1,270 m NE of C09-5 in the vicinity of several artisanal mine workings centered on outcropping high grade vein zones.  C09-3 encountered two high grade intervals from the lab results returned to date (Table 2) that correlate with vein swarms cutting dacite porphyry and rhyolite of the dome complex.  The uppermost vein zone was previously unknown.  The lower portion of C09-3 (assays pending) cut limestone, presently interpreted to be the country rocks of the northern Cordero Volcanic Dome Complex which might be mushroom shaped with hole C09-3 cutting beneath the cap.

“With the first Phase I drill assay results in and considering the mineralized geology  of the holes, we consider hole C09-5 a significant discovery hole in our quest of another  world-class, deposit in Mexico, similar to Penasquito.   We believe C09-5 alone takes the project to a new exploration drilling level, at least in the eastern part of the Pozo de Plata Mineralized Diatreme Complex:  GRID DRILLING.  This is a major step for us at Cordero and we are now planning Phase II drilling to grid and continue exploration drilling and find other zones that require grid drilling in the Cordero Porphyry Belt” exclaimed Ron Tremblay, President, Levon Resources, Ltd.  “Once all assays are in from Phase I drilling, we can finalize our exploration plans.”

Drill core samples were collected in continuous two metre lengths, primarily by sawing of the key megascopically  mineralized intervals and by splitting other intervals.  All of the samples mentioned in this release were prepared and analyzed by ALS Chemex at its labs in Chihuahua and Vancouver. Gold analyses were performed by 30-gram fire assay with an atomic absorption (“AA”) finish. Silver, zinc and lead were analyzed as part of a multi-element inductively coupled argon plasma (“ICP”) package using a four acid digestion with over limit results being re-analyzed with assay procedures utilizing ICP-AES.

The project is under the direct supervision of  Mr. Vic Chevillon, M.A., C.P.G., Levon’s Vice President of Exploration and Mr. Francisco Armenta, Valley High’s General Manager, Mexico.  The company employs a rigorous quality assurance and quality control (QAQC) program comprised of control samples that include standardized material, blanks and duplicates according to a sampling protocol designed by AMEC Americas Ltd.    AMEC will study and review all of the sample information provided by the company for quality control.

The Cordero property is centered on a mineralized belt of four porphyries that has been defined through a strike length of 6 km and a width of about 3 km. The Cordero district is covered by wholly owned claims and consolidated land agreements that total about 10,000 hectares wherein Levon Resources Ltd. will earn a 51% interest by spending Cdn $1,250,000 of which in excess of $1,000,000 has been spent to date.  Mr. Vic Chevillon, M.A., C.P.G. who is a qualified person within the context of National Instrument 43-101 has read and takes responsibility for this news release.

Levon is a junior gold exploration company with key land positions at Congress, BRX, and Wayside in the productive Bralorne Gold camp of British Columbia, Canada, the Norma Sass and Ruf claims near the Pipeline gold deposit being mined and explored by Barrick Gold Corporation in the heart of the Cortez Gold Trend in Lander County, Nevada, USA, and the Cordero Silver, Gold, Zinc, Lead project near Hidalgo Del Parral, Chihuahua, Mexico.

For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website www.levon.com.

ON BEHALF OF THE BOARD

“Ron Tremblay”
______________________________
Ron Tremblay
President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.